GRUPO PAO DE ACUCAR LOGO
                               [GRAPHIC OMITTED]


                   COMPANHIA BRASILEIRA DE DISTRIBUICAO - CBD


                CADE AUTHORIZES THE CONVERSION OF THE SE STORES

Sao Paulo, December 5th, 2002 - Companhia Brasileira de Distribuicao today announced that on 12/4/2002, CADE (Administrative Council of Economic Defense, Brazil's anti-trust and competition authority) approved an amendment to the Operation Reversibility Preservation Agreement - APRO, signed on 08/21/2002, concerning the acquisition of the Se chain.

According to this amendment, CBD is authorized to convert the stores that are still operating under the Se banner into other banners that belong to the Group. Of the 60 stores that were acquired on 06/30/2002, 4 were closed and 1 store was already converted into the Extra banner on 10/31/2002, in conformity with the APRO mentioned above. Of the 55 stores that are still operating under the Se banner, 36 will be converted into the Pao de Acucar banner, and 19 into the CompreBem Barateiro banner.

The conversion process will be extremely positive, as when the acquired stores begin to operate under the CBD formats, they will profit from a larger scale, higher operating efficiency and from the strength of the Company's banners.

------------------------------------------------------------------------------------------------------------

COMPANHIA BRASILEIRA DE DISTRIBUICAO                     THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                                      Doris Pompeu
Investor Relations Manager                               Phone: 55 (11) 3848 0887 ext.208
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677          E-mail:  doris.pompeu@thomsonir.com.br
                                                                  -----------------------------
Email: pa.relmerc@paodeacucar.com.br
       -----------------------------

-------------------------------------------------------------------------------------------------------------

                   Website: http://www.grupopaodeacucar.com.br



The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.